FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-37947

HUNTER MARITIME ACQUISITION CORP.
(Translation of registrant's name into English)

c/o MI Management Company
Trust Company Complex, Suite 206
Ajeltake Road
P.O. Box 3055
Majuro, Marshall Islands
MH96960
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On September 27, 2018, Bocimar Hunter NV ("Bocimar Hunter"), the former sponsor of Hunter Maritime Acquisition Corp. (the "Company"), transferred the 3,793,275 Class B common shares and the 3,356,413 warrants representing the right to purchase Class A common shares of the Company to CMB NV ("CMB"), an affiliated entity, pursuant to a Securities Purchase Agreement, dated September 27, 2018, by and between Bocimar Hunter and CMB. Pursuant to the terms of a Joinder Agreement with respect to the Letter Agreement, dated September 27, 2018, CMB became party to the Letter Agreement, to assume all of the rights and obligations of Bocimar Hunter thereunder, and to be bound by the restrictions thereunder. Pursuant to the terms of an Assignment Agreement and a Joinder Agreement with respect to the registration rights agreement (discussed below), each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the registration rights agreement to CMB, and CMB became party to the registration rights agreement and agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof.  Pursuant to the terms of an agreement with respect to our Warrant Agreement and a related warrant assignment agreement, each dated September 27, 2018, Bocimar Hunter assigned all of its rights and interests under the Warrant Agreement to CMB and CMB agreed to assume all of the rights and obligations of Bocimar Hunter thereunder and to be bound by the terms and provisions thereof.

Attached as Exhibit 99.1 is the Securities Purchase Agreement, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV.

Attached as Exhibit 99.2 is the Joinder Agreement With Respect to the Letter Agreement, dated September 27, 2018, by and among the Company, Marc Saverys, Alexander Saverys, Ludovic Saverys, Benoit Timmermans and Thomas Rehder, Bocimar Hunter NV and CMB NV.

Attached as Exhibit 99.3 is the Joinder Agreement With Respect to the Registration Rights Agreement, dated September 27, 2018, by and among the Company, Bocimar Hunter NV and CMB NV.

Attached as Exhibit 99.4 is the Agreement With Respect to Warrant Agreement, dated September 27, 2018, by and between the Company, CMB NV, and Continental Stock Transfer & Trust Company.

Attached as Exhibit 99.5 is the Assignment of Registration Rights, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV.

Attached as Exhibit 99.6 is the Assignment of Warrants, dated September 27, 2018, by and between Bocimar Hunter NV and CMB NV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUNTER MARITIME ACQUISITION CORP. (Registrant)
Dated: October 5, 2018
/s/ Alexander Saverys By: Alexander Saverys Chief Executive Officer